SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    March, 1999

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

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                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------


F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE:    March  15,  1999
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
                  604-421-5422
                  Email:  Karen_Elliott@spectrumsignal.com


                SPECTRUM SIGNAL PROCESSING APPOINTS NEW DIRECTOR

BURNABY, B.C., CANADA - MARCH 15, 1999 - Spectrum Signal Processing Inc. (NASDAQ
NMS: SSPI / TSE:SSY), today announced that Pascal Spothelfer will be joining its Board of Directors. Mr. Spothelfer is currently the Senior Vice-President, Strategic Development at Teekay Shipping (Canada) Ltd. From 1994 to 1998, Mr. Spothelfer served as the Chief Operating Officer and later President and CEO of NovAtel Inc., a high tech company specializing in global positioning systems. Mr. Spothelfer holds a PhD in law from the University of Basel (Switzerland) and a MBA from INSEAD (France).

Mr. Spothelfer's appointment follows the resignation of Dr. Karl Brackhaus. Dr. Brackhaus joined Spectrum's board in 1990, and stepped down due to growing demands on his time from his business commitments.

"Spectrum wishes to thank Dr. Brackhaus for his nine years of dedication and commitment to the Company. We are pleased to welcome Mr. Spothelfer to the board at a time when his expertise in strategic business development and experience with digital signal processing will be an asset in steering the Company's future direction. With new board members comes new perspectives, and I think that's important for the long-term health of this company as we pursue our strategy of being the DSP systems supplier of choice to major commercial, military and industrial customers around the world," said Kenneth Spencer, Chair, Spectrum Signal Processing.

Spectrum Signal Processing is a world leader in DSP system solutions, and offers DSP software, off-the-shelf hardware, custom ASIC design and complete custom systems. The company is ISO9001 quality certified, and can be found on the web at http://www.spectrumsignal.com. Spectrum is located at #100 - 8525 Baxter Place, Burnaby, B.C., Canada. ph (604) 421-5422; fax (604) 421-1764.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        March 15, 1999             and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)